                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -------------------------

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]



                  For the fiscal year ended: December 31, 2001



                         Commission file number: 0-25066



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               401(k) SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               OWOSSO CORPORATION
                               THE TRIAD BUILDING
                           2200 RENAISSANCE BOULEVARD
                                    SUITE 150
                            KING OF PRUSSIA, PA 19406

Owosso Corporation
401(k) Savings Plan

Financial Statements as of and for the Years
Ended December 31, 2001 and 2000,
Supplemental Schedule as of December 31, 2001 and Independent Auditors' Report

OWOSSO CORPORATION 401(K) SAVINGS PLAN

TABLE OF CONTENTS

---------------------------------------------------------------------------------------------

                                                                                        Page

INDEPENDENT AUDITORS' REPORT                                                              1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:

   Statements of Net Assets Available for Benefits                                        2

   Statements of Changes in Net Assets Available for Benefits                             3

   Notes to Financial Statements                                                         4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001 -

   Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes                 10

Supplemental schedules not included herein are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of
   Owosso Corporation 401(k) Savings Plan
King of Prussia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Owosso Corporation 401(k) Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 4, 2002

OWOSSO CORPORATION 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                             2001               2000

ASSETS:
  Investments:
    At fair value:
      Mutual funds                                                       $ 2,170,883         $ 2,864,948
      Owosso Stock Fund                                                       42,528             106,192
      Participant loans                                                      470,458             525,946
      Common/Collective funds                                              2,896,378           4,660,319

    At contract value:
      Investment Contract Fund                                             1,021,711           1,567,159
                                                                         -----------        ------------

           Total investments                                               6,601,958           9,724,564
                                                                         -----------        ------------

  Contributions receivable:
    Participants                                                              32,073              58,522
    Employer                                                                 326,747             742,412
                                                                         -----------        ------------

           Total contributions receivable                                    358,820             800,934
                                                                         -----------        ------------

           Total assets                                                    6,960,778          10,525,498
                                                                         -----------        ------------

LIABILITIES:
  Accounts payable                                                               471                 340
                                                                         -----------        ------------

           Total liabilities                                                     471                 340
                                                                         -----------        ------------

NET ASSETS AVAILABLE FOR BENEFITS                                        $ 6,960,307        $ 10,525,158
                                                                         ===========        ============

See notes to financial statements.

OWOSSO CORPORATION 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                                 2001                2000
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                                                $ 10,525,158         $ 11,078,028
                                                                             ------------         ------------

ADDITIONS:
  Rollovers                                                                        90,690               31,445
  Employee contributions                                                          740,162            1,218,338
  Employer contributions                                                          220,145            1,178,547
  Interest and dividend income                                                     91,282              329,335
                                                                             ------------         ------------

           Total additions                                                      1,142,279            2,757,665
                                                                             ------------         ------------

DEDUCTIONS:
  Distribution of benefits to participants                                     (2,310,549)          (2,412,831)
  Net depreciation in fair value of investments                                  (898,376)            (889,549)
  Plan to Plan Transfer                                                        (1,492,035)
  Other                                                                            (6,170)              (8,155)
                                                                             ------------         ------------

           Total deductions                                                    (4,707,130)          (3,310,535)
                                                                             ------------         ------------

DECREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                                                       (3,564,851)            (552,870)
                                                                             ------------         ------------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                                                      $  6,960,307         $ 10,525,158
                                                                             ============         ============

See notes to financial statements.

OWOSSO CORPORATION 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Owosso Corporation 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      a. General - The Plan is sponsored by Owosso Corporation (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      b. Participation - Employees are eligible to participate after completion of at least 1,000 hours of service in one eligibility computation period.

      c. Contributions - All eligible employees may direct the Company to contribute from 1% to 15% of their compensation to the Plan on their behalf as a basic contribution, subject to an annual dollar limit that is indexed annually for inflation. For 2001 and 2000, each employee's pre-tax contributions were limited to $10,500. The Company will make matching contributions equal to a percentage determined at the discretion of the Board of Directors at the beginning of each Plan year. For the years ended December 31, 2001 and 2000, this matching percentage was set at 50% of the employee's contribution, up to 4% of compensation. Additionally, the Company will make supplemental contributions equal to 3% of the compensation of eligible participants for such Plan year, which shall be reduced by amounts forfeited by the participants.

      d. Participant Accounts - Each employee directs that his/her contribution plus the Company's matching contributions be invested and reinvested in one or more of the investment funds offered by the Trustee and/or in the Company's common stock. The 3% supplemental contributions are directed into investment options by the Company on behalf of the Plan participants. All income, expenses, gains or losses attributable to assets held in each investment fund are reflected therein exclusively. The following funds, as described by the prospectus of each fund, were available during 2001 and 2000:

         Owosso Stock Fund - Invests in common stock of Owosso Corporation.

         PNC Investment Contract Fund - Invests in contracts issued by insurance companies and banks with the goal of generating interest income returns above the rates earned by money market funds while generally maintaining a stable principal value.

         BlackRock Large Cap Value Equity Portfolio - Invests in stocks whose prices are considered low relative to the stocks' earnings potential.

         PNC Balanced Profile Fund - Invests in a diversified portfolio of equity securities and fixed income portfolios with reasonable value and above average potential for dividend and earnings growth.

         PNC Moderate Profile Fund - Invests in mutual fund portfolios and diversified equity portfolios with reasonable value and above average potential for dividend and earnings growth.

         Fidelity Advisor Growth Opportunities Fund - Invests in traditional growth stocks, with the goal of long-term capital growth.

         PNC Aggressive Profile Fund - Invests in mutual fund portfolios of the BlackRock Funds.

         BlackRock Intermediate Term Bond Portfolio - Invests in investment grade fixed income securities within an intermediate (5 to 10 year) maturity range.

         BlackRock Mid-Cap Growth Equity Portfolio - Invests in mid-cap stocks that seem to exhibit growth rate prospects in excess of the average for the benchmark.

         BlackRock Small Cap Value Equity Portfolio - Invests in small cap stocks with prices relative to earnings and book value that are below average and have a market capitalization below $1 billion.

         Janus Enterprise Fund - Primarily invests in common stocks selected for growth potential, typically invests at least 50% of its equity assets in medium-sized companies.

         Janus Fund - Primarily invests in common stocks of larger, more established companies selected for growth potential.

         Janus Olympus - Primarily invests in common stocks of companies of any size selected for growth potential.

         Janus Worldwide - Primarily invests in common stocks of companies of any size throughout the world.

         Janus Adviser Growth - Primarily invests in common stocks. The fund seeks long-term capital growth.

         Janus Adviser Worldwide - Primarily invests in foreign and domestic stocks. It normally invests in at least five countries, including the United States. The fund seeks long-term capital growth.

         Janus Adviser Capital Appreciation - The fund seeks long-term capital gain and primarily invests in common stocks.

         Janus Adviser Aggressive Growth - Invests typically at least 50% of assets in securities issued by medium-sized companies whose market capitalizations fall within the range of the companies in the S&P MidCapital 400 index. It seeks long-term capital growth.

         BlackRock Small Capital Value Class A - Invests at least 90% of assets in equity securities issued by companies with a market capitalization of less than $1 billion. It pursues stocks that are considered undervalued and those with strong earnings and dividend growth.

         BlackRock Intermediate Bond - Invests normally at least 80% of assets in debt securities rated BBB or higher. It may also invest in mortgage and asset-backed securities.

         BlackRock Mid Capital Growth Class A - Invests primarily in mid-capitalization stocks. The fund seeks long-term capital appreciation.

      e. Vesting - The Plan provides that a participant shall have a fully vested interest in his/her Elective Deferral Contribution Account, Voluntary Contribution Account, Qualified Matching Contribution Account, Qualified Supplemental Contribution Account and Rollover Account. A participant has a vested interest in his/her Matching Contribution Account, Supplemental Contribution Account and Merged

         Account in accordance with the following schedule based on participant's years of service. A participant earns one year of vesting service for each Plan year in which such participant completes 1,000 hours of service, as defined by the Plan.

                                                                    Vesting
         Years of Service                                          Percentage

         Less than one year                                             0%
         One but less than two                                         10
         Two but less than three                                       20
         Three but less than four                                      30
         Four but less than five                                       40
         Five but less than six                                        60
         Six but less than seven                                       80
         Seven or more                                                100


         The Company's contributions become fully vested if the participant's employment terminates due to death, disability or retirement.

      f. Benefits - Benefits are determined by the vested balance of the employee's account, which is based on the amount of the employee's contributions, the amount of the Company's contributions, the length of participation in the Plan, and the interest, dividends and/or gains/losses on investments.

      g. Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer between the investment fund and the loan fund. Terms of repayment shall not exceed 60 months. The loans are secured by the balances in the participant accounts and bear interest at a rate commensurate with local prevailing rates, adjusted from time to time by the Plan administrator. Principal and interest are paid through periodic payroll deductions. Loans outstanding at December 31, 2001 and 2000 totaled $470,458 and $525,946, respectively.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation - The financial statements of the Plan have been prepared on the accrual basis of accounting. Investments are stated at fair value, which is measured by actual market quotes. Net appreciation or depreciation in the fair value of investments includes changes in unrealized gains and losses and realized gains and losses determined on the specific identification basis. Dividends and interest are recorded when earned. Employee and employer contributions are recorded in the period to which they are applicable.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from the estimates.

      Valuation of Loans to Participants - The loans to participants are valued at cost plus accrued interest which approximates fair value.

      Administration of the Plan - Plan administration is the responsibility of the Pension Committee of the Company. Expenses of the Plan are paid by the Company as provided by the Plan document.

3.    INVESTMENTS

      The following table presents investments at fair value, except for the benefit-responsive investment contract fund, which is stated at contract value (see Note 5). Investments that exceed 5% or more of the Plan's assets are separately identified:

Description of Asset                                                            2001                2000
Mutual Funds:
  BlackRock Intermediate Term Bond Portfolio                                $     3,799         $   351,234
  BlackRock Mid-Cap Growth Equity Portfolio                                                          39,461
  BlackRock Small Cap Value Equity Portfolio                                                        202,603
  BlackRock Mid Capital Growth Class A                                           53,237
  BlackRock Small Capital Value Class A                                         145,942
  BlackRock Intermediate Bond *                                                 354,672
  Janus Enterprise Fund                                                                              56,803
  Janus Adviser Growth                                                          116,283
  Janus Fund                                                                                        163,294
  Janus Adviser Aggressive Growth                                                42,809
  Janus Adviser Capital Appreciation                                             57,597
  Janus Olympus                                                                                      53,503
  Janus Adviser Worldwide                                                        23,873              26,093
  Fidelity Advisor Growth Opportunities Fund *                                1,372,671           1,971,957
                                                                            -----------         -----------
           Total Mutual Funds                                                 2,170,883           2,864,948
                                                                            -----------         -----------

Common/Collective Funds:
  PNC Aggressive Profile Fund                                                   210,077             371,044
  PNC Balanced Profile Fund *                                                 1,320,917           2,187,011
  PNC Moderate Profile Fund *                                                 1,365,384           2,102,264
                                                                            -----------         -----------
           Total Common/Collective Funds                                      2,896,378           4,660,319
                                                                            -----------         -----------

Other:
  PNC Investment Contract Fund *                                              1,021,711           1,567,159
  Participant loans *                                                           470,458             525,946
  Owosso Stock Fund                                                              42,528             106,192
                                                                            -----------         -----------
Total Investments                                                           $ 6,601,958         $ 9,724,564
                                                                            ===========         ===========

*Represents investments exceeding 5% of assets in 2001 and/or 2000.

4.    NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

      During 2001 and 2000, the Plan's investments (including investments bought and sold, as well as held during the year) depreciated in value by $898,376 and $889,549 respectively, as follows:

                                                                                        Year Ended December 31,
                                                                                    ------------------------------
                                                                                       2001               2000
Mutual Funds:
  BlackRock Large Cap Value Equity Portfolio                                                            $ (9,678)
  BlackRock Intermediate Term Bond Portfolio                                           (2,562)            15,216
  BlackRock Mid-Cap Growth Equity Portfolio                                           (16,917)           (17,557)
  BlackRock Small Cap Value Equity Portfolio                                          (18,545)            22,668
  BlackRock Mid Capital Growth Class A                                                  2,398
  BlackRock Small Capital Value Class A                                                 6,262
  BlackRock Intermediate Bond                                                           7,031
  Janus Enterprise Fund                                                               (25,087)           (15,398)
  Janus Adviser Aggressive Growth                                                       1,180
  Janus Adviser Capital Appreciation                                                      843
  Janus Adviser Growth                                                                  1,167
  Janus Adviser Worldwide                                                                 383
  Janus Fund                                                                          (42,278)           (45,452)
  Janus Olympus                                                                       (23,416)           (11,673)
  Janus Worldwide                                                                      (6,169)            (6,236)
  Fidelity Advisor Growth Opportunities Fund                                         (272,015)          (609,387)
                                                                                   ----------          ---------

                                                                                     (387,725)          (677,497)
                                                                                   ----------          ---------
Common/Collective Funds:
  PNC Aggressive Profile Fund                                                         (71,480)           (48,258)
  PNC Balanced Profile Fund                                                          (243,642)           (78,390)
  PNC Moderate Profile Fund                                                          (154,316)             9,921
                                                                                   ----------          ---------

                                                                                     (469,438)          (116,727)
                                                                                   ----------          ---------

Other:
  PNC Investment Contract Fund                                                         63,468            100,971
  Owosso Stock Fund                                                                  (104,681)          (196,296)
                                                                                   ----------         ----------

Total depreciation in fair value of investments                                    $ (898,376)        $ (889,549)
                                                                                   ==========         ==========

5.    INVESTMENT CONTRACT FUND

      The Plan holds guaranteed investment contracts and short-term investments in an investment contract fund. Plan management has determined the guaranteed investment contracts to have fully benefit responsive features, and thus has reported them at contract value, as reported to the Plan by the Trustee. As of December 31, 2001 and 2000, the contract value represents cost plus accrued interest, which approximates fair value. The rates of return of these investment contracts in the fund range from 5.05% to 7.80%. The short-term investments in this fund are valued at cost which approximates fair value.

6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the interest of the participating employees or their beneficiaries will be distributed in full amount to their credit and not be subject to forfeiture in whole or in part.

7.    TAX STATUS

      The Internal Revenue Service ("IRS") determined and informed the Plan sponsor by a letter dated October 24, 1996 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since the latest IRS determination letter, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.    DUE TO FORMER PARTICIPANTS

      Benefits payable to individuals who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2001 and 2000 were $0.

9.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by PNC Bank. PNC Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $6,170 and $8,155 for the years ended December 31, 2001 and 2000, respectively.

10.   SALE OF SUBSIDIARIES

      In January 2001, the Company sold Sooner Trailer Company, a subsidiary that participated in the Plan. Account balances for participants of this subsidiary under Plan assets totaling $1,492,035 were transferred to the acquiring entity's plan during the year ended December 31, 2001. Participants of the Plan who were employed by the subsidiary as of the date of sale were granted 100% vesting in the employer matching and supplemental contributions.

      In October 2001, the Company sold Astro Air, Inc. and Snowmax Inc., subsidiaries that participated in the Plan. Account balances for participants of these subsidiaries under Plan assets totaled $1,341,144 as of December 31, 2001. Participants of the Plan who were employed by the subsidiary as of the date of sale were granted 100% vesting in the employer matching and supplemental contributions. According to the sales agreement, the non-discretionary 3% supplemental contribution to the participants will be paid by the acquiring entity and is not included as part of employer contributions for 2001. Assets were transferred to the acquiring entity's plan on January 3, 2002.

                                     ******

OWOSSO CORPORATION 401(k) SAVINGS PLAN

SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
--------------------------------------------------------------------------------


Identity                                                                                               Fair
of Issue          Description of Investment                                       Cost                 Value

                  Mutual Funds:
PNC *               BlackRock Small Capital Value Class A                        $ 139,401           $ 145,942
PNC *               BlackRock Intermediate Bond Class A                            357,225             354,672
PNC *               BlackRock Mid Capital Growth Class A                            50,850              53,237
PNC *               BlackRock Intermediate Bond Portfolio                            3,960               3,799
Janus               Janus Adviser Aggressive Growth                                 41,636              42,809
Janus               Janus Adviser Capital Appreciation                              56,762              57,597
Janus               Janus Adviser Growth                                           115,130             116,283
Janus               Janus Adviser Worldwide                                         23,478              23,873
Fidelity            Fidelity Advisor Growth Opportunities Fund                   1,875,180           1,372,671
                                                                               -----------         -----------

                                                                                 2,663,622           2,170,883
                                                                               -----------         -----------

                  Common/Collective Funds:
PNC *               Balanced Profile Fund                                        1,234,437           1,320,917
PNC *               Moderate Profile Fund                                        1,231,752           1,365,384
PNC *               Aggressive Profile Fund                                        258,962             210,077
                                                                               -----------         -----------

                                                                                 2,725,151           2,896,378
                                                                               -----------         -----------

                  Other:
PNC *               Investment Contract Fund
                      (rates ranging from 5.05% to 7.80%,
                      maturity dates from January 2001 to
                      November 2004)                                               904,186           1,021,711
PNC *               Participant loans (rates ranging
                    from 9.5% to 14.8%)                                            470,458             470,458
Owosso
Corporation*        Owosso Stock Fund                                              251,747              42,528
                                                                               -----------         -----------

                  TOTAL INVESTMENTS                                            $ 7,015,164         $ 6,601,958
                                                                               ===========         ===========

                  *  Party-in-interest to the Plan

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    OWOSSO CORPORATION 401(k) SAVINGS PLAN

                                    By: OWOSSO CORPORATION, Plan Administrator


                                    By: /s/ George B. Lemmon, Jr.
                                        ---------------------------------------
                                        President, Chief Executive Officer and
                                        Director


Date:  June 19, 2002

                               Index to Exhibits
                               -----------------



Exhibit Number                      Description
--------------                      -----------

23                                  Consent of Deloitte & Touche LLP